FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is further to our letter dated June 20, 2017. The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

The Committee of Executive Directors of the Bank at its meeting held today has approved the allotment of 21,470 Senior Unsecured Redeemable Long Term Bonds in the nature of Debentures aggregating INR 21.47 billion on private placement basis, deemed date of allotment being June 27, 2017. The notes were issued in two tranches- INR 4.00 billion maturing in 7 years at a coupon of 7.42% p.a. payable annually and INR 17.47 billion maturing in 10 years at a coupon of 7.47% p.a. payable annually .The notes were issued at par. The bonds would be listed in the Wholesale Debt Market segment of BSE Limited and/or National Stock Exchange of India Limited.

The bonds are rated CARE AAA/Stable by Credit Analysis & Research Limited and [ICRA] AAA/Stable by ICRA Limited.

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 27, 2017	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager